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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           Form 8-A/A
                         Amendment No. 2

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


               NEW ENGLAND BUSINESS SERVICE, INC.
   ----------------------------------------------------------
     (Exact name of registrant as specified in its charter)


                Delaware                         04-2942374
--------------------------------------       --------------------

   (State of incorporation or organization)      (IRS Employer
                       Identification No.)


      500 Main Street, Groton, MA                    01471
-----------------------------------------------     ----------
       (Address of principal executive offices)       (ZIP Code)


If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to Section             securities pursuant to Section
12(b) of the Securities Exchange           12(g)of the Securities Exchange
Act and is effective                       Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box: [X]                                   box: [ ]

Securities Act registration statement file number
to which this form relates:  Not Applicable
                           ------------------
                             (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                              Name of Each Exchange on
to be so Registered                              Which Each Class is to be
------------------------                         Registered
                                                 ----------------


Preferred Stock Purchase Rights                   New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant's Securities to be Registered.

         This Amendment No. 2 to Registration Statement on Form 8-A/A amends the Registration Statement on Form 8-A that New
England Business Service, Inc. (the "Company") filed on February
2, 1995, as amended on February 15, 1995, to describe the preferred stock purchase rights in plain English.

       DESCRIPTION OF THE PREFERRED STOCK PURCHASE RIGHTS

General
              On October 27, 1989, our board of directors declared a dividend distribution of one preferred stock purchase right for each share of our common stock outstanding as of November 10, 1989. The rights were issued under a Rights Agreement, dated October 27, 1989, which was amended and restated on October 20, 1994. Each time we issue an additional share of common stock, we issue one preferred stock purchase right with such share. We have reserved 400,000 shares of our Series A Participating Preferred Stock for issuance if the rights become exercisable.

               Each right entitles its holder to purchase from us one one-hundredth of a share of our Series A Participating Preferred Stock at a price of $75. However, the rights cannot be exercised until the occurrence of the "distribution date", which is described below under "Transfer of Rights; Distribution Date". The value of this one one-hundredth of a share is intended to approximate the value of one share of our common stock. However, under the circumstances described below under "Exercising the Rights", a holder who exercises his or her rights will receive our common stock or common stock of an acquiring company instead of one one-hundredth of a share of our Series A Participating Preferred Stock. We may periodically adjust the $75 purchase price and the number of shares that may be purchased, as described below under "Adjustment of Purchase Price or Number of Shares".

                The rights expire on October 20, 2004, unless we redeem or exchange them earlier, as described below under "Exchange or Redemption of Rights". The rights also expire if the Company is merged into another corporation under an agreement entered into before the tenth business day after the public announcement that a person has become the beneficial owner of 15% or more of our common stock.

                The distribution of the rights is not taxable to the holders of our common stock. We receive no proceeds from the issuance of the rights. The rights are not dilutive and will not affect our reported earnings per share.

                When we use the term "person", we mean either one individual or entity or a group of affiliated persons.

                The description of the rights in this Form 8-A/A is not complete. For a complete description you should review the Amended and Restated Rights Agreement, which is incorporated by reference in this Form 8-A/A. We filed the Amended and Restated Rights Agreement as Exhibit 4 to our Form 8-K dated October 20, 1994.

Transfer of Rights; Distribution Date

                 As of the date of this Form 8-A/A, we have not issued separate certificates for the rights. Instead, the common stock certificates currently represent each stockholder's entitlement to the rights. The rights will be separated from the common stock and represented by separate certificates upon the occurrence of the earlier of the following events:

                  -    10 business days after the public
                       announcement that a  person has become
                       the beneficial owner of 15% or more of
                       our common stock, or

                  -    10 business days (or a later date fixed
                       by our board of directors prior to the date the rights would otherwise separate from the common stock) after a person makes a tender offer or exchange offer which would result in the person beneficially owning 15% or more of our common stock.

                 The earlier of these two dates is called the "distribution date".

                  If the distribution date occurs, we will mail to each record holder of our common stock at the close of business on the distribution date separate certificates representing the rights.
After that time, the separate rights certificates, not the common stock certificates, will represent the rights.

                  A right does not give its holder any rights as a stockholder until the right is exercised or exchanged.

Exercising the Rights

                  A holder of rights cannot exercise them until the distribution date. Except as described below, after the distribution date, holders who exercise their rights for $75 per right will be entitled to receive for each right exercised one one-hundredth of a share of our Series A Participating Preferred Stock.

Exercising the Rights for Shares of Common Stock

                  After a person becomes the beneficial owner of 15% or more of our common stock, holders of rights will be entitled to receive for each right exercised a number of shares of our common stock (or, at our option, our Series A Participating Preferred
Stock) having a fair market value of $150. However, the person who beneficially owns 15% or more of our common stock will not be permitted to exercise his or her rights, and those rights will be null and void.

Exercising the Rights for Shares of an Acquiring Company

                  In certain circumstances holders who exercise their rights will be entitled to receive for each right exercised a number of shares of common stock of a company acquiring the Company or the Company's assets having a fair market value of $150. These circumstances are that a person has become the beneficial owner of 15% or more of our common stock, and:

             - we merge, consolidate or enter into a share exchange
               with any person, or we agree to do so, while the person who beneficially owns 15% or more of our common stock controls our board of directors, and either (1) the person with whom the transaction occurs is the person who beneficially owns 15% or more of our common stock, or (2) the person who beneficially owns at least 15% of our common stock is treated differently in the transaction from the other stockholders, or

             - we sell or transfer at least 50% of our assets
               or earning power.

            This right to receive shares of common stock of the acquiring company replaces the right to receive shares of our Series A Participating Preferred Stock. However, the person who beneficially owns 15% or more of our common stock will not be permitted to exercise his or her rights in these circumstances, and those rights will be null and void.

Adjustment of Purchase Price or Number of Shares

             We may adjust the purchase price that a holder must pay to exercise the rights, and the number of shares that are issuable when a right is exercised, to prevent the rights from being diluted.

Exchange or Redemption of Rights

             Our board of directors may exchange all outstanding rights at any time after the public announcement that a person has become the beneficial owner of 15% or more of our common stock, but before the person becomes the beneficial owner of more than 50% of our common stock. Each of the rights may be exchanged for one share of our common stock, or if there are not enough shares of common stock available, for one one-hundredth of a share of our Series A Participating Preferred Stock. The rights owned by a person who beneficially owns 15% or more of our common stock will not be subject to exchange, and will be null and void.

             Our board of directors may redeem all outstanding rights for $.01 per right. The board may do this at any time before 5:00 p.m., Boston time, on the tenth business day after the public announcement that a person has become the beneficial owner of 15% or more of our common stock. Then, the holders of the rights will have only the right to receive $.01 per right. Amendments to the Terms of the Rights

              We may amend any provision of the Amended and Restated Rights Agreement before the distribution date. After that date, we cannot amend the Amended and Restated Rights Agreement in any way that would adversely affect the interests of the holders of the rights. No amendment may change the redemption price of the rights or the number of shares of Series A Participating Preferred Stock for which a right is exercisable. Terms of the Series A Participating Preferred Stock

Dividends and Distributions

              Each full share of our Series A Participating
Preferred Stock will be entitled to receive a quarterly dividend.
The quarterly dividend will be the greater of:

              - $5.00, or

              - 100 times the per share amount of any dividend we
                declare on our common stock, other than a dividend payable in shares of our common stock or a subdivision of our common stock.

Redemption
             We do not have the right to redeem the Series A
Participating Preferred Stock.


Liquidation
             If the Company is liquidated, the holders of shares of Series A Participating Preferred Stock will be entitled to receive, for each full share held, and in addition to accrued and unpaid dividends, the greater of:

              - $100, or

              - an amount equal to 100 times the payment made per
                share of common stock.

Voting Rights

              Each full share of Series A Participating Preferred
Stock will be entitled to 100 votes on all matters voted on at a meeting of our stockholders.

Anti-dilution
              If we change the number of shares of common stock outstanding through a dividend payable in shares of common stock or a stock split or reverse stock split, we may adjust all of the above features of the Series A Participating Preferred Stock to protect against dilution.

Item 2.  Exhibits.

4. Amended and Restated Rights Agreement, dated as of October 27, 1989, as amended as of October 20, 1994, between the Company and EquiServe Trust Company, N.A., as successor rights agent, including forms of rights certificate and election to exercise. (Incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated October 20, 1994.)

                           SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                NEW ENGLAND BUSINESS SERVICE, INC.
                                ----------------------------------
                                           (Registrant)


November 19, 2002                             DANIEL M. JUNIUS
----------------------                        -------------------
Date                                          Daniel M. Junius
                                              Executive Vice President, Chief
                                              Financial Officer and Treasurer